SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For  13 May 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND

ANNUAL INFORMATION DOCUMENT ("AID")

13 May 2011

The Governor and Company of the Bank of Ireland published its Annual Report for the year ended 31 December 2010 on 14 April 2011. This annual information document has been prepared by The Governor and Company of the Bank of Ireland in accordance with the provisions of Part 11 of the Prospectus Directive (2003/71/EC) Regulations 2005 and has been submitted to the Irish Stock Exchange for filing with the Central Bank of Ireland in accordance with the provisions of the Prospectus Rules issued by the Central Bank of Ireland.

The Company is also publishing the AID via an RNS announcement today and making it available on the Investor Relations section of its website www.bankofireland.com

1. List of Announcements and Filings

The following is a list of all announcements and filings of a regulatory nature, i.e. as prescribed by the rules of the markets on which the securities are admitted to trading, in the previous 12 months, together with the date of the release.

This includes all announcements and filings made under the rules of the Irish Stock Exchange, the UK Listing Authority and the Irish and UK Takeover Panels. This also includes all Companies Office filings in Ireland and Companies House filings in the United Kingdom during the period, which are listed separately from the market filings.

Irish Stock Exchange, UK Listing Authority and Irish and UK Takeover Panels' Announcements:-

Date	Announcement
13 May 2010	Annual Information Update
17 May 2010	Announcement of Rights Issue Terms
17 May 2010	Non US Exchange Offer: Rights Issue Terms Announcement
17 May 2010	US Exchange Offer Rights Issue
19 May 2010	Resolutions passed at Extraordinary General Court
19 May 2010	Publication and Posting of Provisional Allotment Letter and Rights Issue Guide
20 May 2010	Board Changes
20 May 2010	Resolutions passed at the Annual General Court
20 May 2010	Capital Raising Update - Non US
20 May 2010	Debt Equity Minimum Conversion Price - US
20 May 2010	Debt Equity Minimum Conversion Price - Non US
21 May 2010	Total Voting Rights
24 May 2010	TR-1 - Notification of Major Interest in Shares - Capital Research and Management Company
25 May 2010	TR-1 - Notification of Major Interest in Shares - National Pensions Reserve Fund Commission
26 May 2010	Director/PDMR Shareholding
4 June 2010	Director/PDMR Shareholding
9 June 2010	Debt Equity Exchange - Final Tender Results
9 June 2010	Rights Issue Take up - Non US
9 June 2010	Rights Issue Take up - US
9 June 2010	Completion of Rights Issue - Non US
9 June 2010	Director/PDMR Shareholding
11 June 2010	Notice of Redemption and Change of Maturity Dates
14 June 2010	Total Voting Rights
15 June 2010	Filing of Form 20F
16 June 2010	TR-1 Notification of Major Interest In Shares - Capital Research and Management Company
18 June 2010	Pillar 3 Disclosures - 31 December 2009
8 July 2010	Appointment of New Director - Patrick Kennedy
12 July 2010	Six Monthly Blocklisting Return
15 July 2010	EU Restructuring Plan approval
19 July 2010	Participation in NAMA
23 July 2010	CEBS Stress Test Results
30 Jul 2010	Bank of Ireland Mortgage Bank Report and Accounts
11 Aug 2010	Interim Statement - 30 June 2010
3 Sept 2010	TR-1 Notification of Major Interest in Shares - Harris Associates LP
7 Sept 2010	Exchange Offer for existing CAD Lower Tier 2 notes
9 Sept 2010	Debt Conversion Non U.S
9 Sept 2010	Debt Conversion U.S
9 Sept 2010	Total Voting Rights
14 Sept 2010	TR-1 Notification of Major Interest in Shares - National Pensions Reserve Fund Commission
16 Sept 2010	Results of Exchange Offer CAD
30 Sept 2010	Group participation in NAMA
22 Oct 2010	Update in relation to EU Restructuring Plan - sale of BIAM
22 Oct 2010	Regulatory & Legal approval for the launch of BoI UK plc
26 Oct 2010	TR-1 Notification of Major Interest in Shares - Harris Associates LP
12 Nov 2010	Interim Management Statement
29 Nov 2010	Statement on Capital Requirements
29 Nov 2010	TR- 1 Notification of Major Interests in Shares - Harris Associates LP
6 Dec 2010	High Court Approval of Stock Premium Reduction
8 Dec 2010	Exchange Lower Tier 2 Securities RNS and Edgar
8 Dec 2010	Exchange Lower Tier 2 Securities RNS only
17 Dec 2011	Results of Debt Exchange RNS and Edgar
17 Dec 2011	Result of Debt Exchange RNS only
10 Jan 2011	Update in relation to EU Restructuring Plan
13 Jan 2011	Blocklisting Six Monthly Return
2 Feb 2011	Exchange Offers and Publication of Exchange Offer Memorandum
7 Feb 2011	Statement on Capital Raising Plans
9 Feb 2011	Response to Statement by the Minister for Finance and the Central Bank of Ireland
10 Feb 2011	Results of Exchange Offers
10 Feb 2011	Bank of Ireland Exchanges Lower Tier 2 Securities
18 Feb 2011	Payment of dividends on Preference Stock and Group Trading Update
18 Feb 2011	Availability of Interim Accounts (unaudited)
24 Feb 2011	Sale of Bank of Ireland Securities Services
9 March 2011	Total Voting Rights
1 Apr 2011	Statement on the 2011 Prudential Capital Assessment Review (PCAR) and Capital Requirement
14 April 2011	Annual Report and Accounts
20 April 2011	Bank of Ireland Mortgage Bank Annual Report
21 April 2011	Update in relation to EU Restructuring and Viability Plan
9 May 2011	Update in relation to EU Restructuring and Viability Plan
10 May 2011	Forthcoming AGC and Director Changes
12 May 2011	Availability of AGC Documents

Companies Office Filings in Ireland and Companies House filings in the United Kingdom made on or around the dates indicated:-

Date	Filing	Details
1 June 2010	B10	Resignation of Declan McCourt and Terry Neill
1 June 2010	G1	Special Resolutions - AGM
1 June 2010	G2	Ordinary Resolutions - AGM
1 June 2010	G1	Special Resolutions - EGM
1 June 2010	G2	Ordinary Resolutions - EGM
1 June 2010	Form 28	Conversion of 2009 Preference Stock to Ordinary Units of Stock
1 June 2010	Form 28	Conversion of Ordinary units of Stock (€0.64) to Ordinary Units of Stock (€0.10)
1 June 2010	B4	Increase in Authorised Capital
1 June 2010	B5	Return of Allotments - Apollo Nominees Limited
8 June 2010	B5	Return of Allotments - LTPSP Matching Stock
24 June 2010	B5	Return of Allotments- various allottees pursuant to BOI rights issue.
14 July 2010	B2	Change in registered office address
16 July 2010	OSTM01	Appointment of Director Terminated D McCourt
16 July 2010	OSTM01	Appointment of Director Terminated Terence Neil
23 July 2010	B10	Appointment of Patrick Kennedy
13 August 2010	B1	Annual Return
8 September 2010	OSCH01	Change of Address
8 September 2010	OSAP01	Director appointed Patrick Kennedy
5 October 2010	B5	Return of Allotments
5 October 2010	Form 52	Revenue Form 52
7 February 2011	MG01	Particulars of Mortgage or Charge
18 February 2011		Interim (unaudited) accounts made up to 31 December 2010

2. Availability of the full text of the Announcements/Filings

Details of all regulatory announcements are available on the websites of the Irish Stock Exchange (www.ise.ie) and the London Stock Exchange (www.londonstockexchange.com).

Copies of Companies Office filings are available from the Companies Registration Office in Dublin and Companies House in Cardiff, Edinburgh and Belfast.

3. Availability of Other Documents

The Annual Report and Accounts for the year ended 31 December 2010 and the Governor's Letter to Holders of Ordinary Stock and Notice of the Annual General Court were posted to stockholders on 12 May 2011. These documents can be found on the Investor Relations section of the Company's website at www.bankofireland.com/investor

4. Accuracy of the Information

The information referred to in this update was up to date at the time the information was published but some information may now be out of date.

Helen Nolan
Group Secretary
+ 353 76 4710
13 May 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:   13 May 2011